January 20, 2010




By U.S. Mail and Facsimile to (847) 615-4091

Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

Re:	Wintrust Financial
File No. 000-21923
Form 10-K for the fiscal year ended December 31, 2008
      Definitive Schedule 14A filed April 20, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009

Dear Mr. Wehmer:

      We have reviewed your responses to our comment letter to you dated September 29, 2009 and your filings. We have the following comments. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-Q for the fiscal quarter ended September 30, 2008
Note (3) Business Combinations, page 8

1. Tell us and disclose, in future filings, the assumptions utilized in determining the fair value of the loans acquired in the AIG transactions. Also, address how both the accretable and non-accretable components of the discount were determined.

2. Tell us and revise your future filings to clarify how interest income on the loans acquired in the AIG transactions will be recognized. For example, clearly disclose whether the effective yield used to recognize interest income on these loans is calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-
30).
In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.


MD&A
Overview, page 38
3. We note your response to comment 25 of our comment letter to you dated September 29, 2009. We note, however, that much of this section consists of factual description of your business without significant analysis. As we requested, please provide to us and undertake to include in your future filings revision to include a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. In this regard, please address:
* how you have been effected by the financial and credit crisis;
* the economic recession in your market areas;
* the rise of loan defaults and foreclosures at your institution;
* the drop in commercial real estate prices, commercial real estate sales and new construction in your market areas and its effect on the value of collateral underlying your loans and the delinquencies and defaults on your loans; and
* the rise in unemployment in your market areas; and Identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities.

4. As we requested in comment 26 of our comment letter to you dated
September 29, 2009, please provide to us and undertake to include in your future filings, identification and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
* how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
* trends in the allowance for loan losses;
* trends in the provision for credit losses;
* trends in the amount of loans charged off;
* trends in the amount of non-accrual loans;
* trends in the amount of impaired loans; and
* trends in the number and percentage of your loans that are overdue by 90 days or more.

Recent Performance, page 43
5. Please provide to us and undertake to include in your future filings revision to the first paragraph regarding your claim that you increased your net income for the third quarter from $6.5 million in
2008 to $32 million in 2009 as follows:
* analyze the fact that your would have suffered a loss of $81 million but for the extraordinary gain of $113 million; and,
* analyze the reasons for and effects of the increase in non-interest expense (including more detail as to the "other" expense which accounted for more than twenty five percent of your non-interest expense) and analyze whether this is part of a trend.

6. Please provide to us and undertake to include in your future filings revision to the second paragraph regarding your acquisition of the life insurance premium finance portfolio including, but not limited, to the following:
* explain the term of the loans;
* explain what contingencies were removed;
* analyze the extent to which these loans involve a higher risk of delinquency than commercial and residential real estate loans and expose you to higher risks of losses;
* explain why you have not established an allowance for loan losses for any of the policies; and
* explain what consents are required.

7. Please provide to us and undertake to include in your future filings revision to the second paragraph to expand your discussion the last sentence to provide more detail including analysis of your obligations under the securitized notes you sold in the third quarter including the covenants.

Asset Quality
Allowance for Loan Losses, page 58

8. We note your response to comment number 44 of our letter dated
September 29, 2009. Please tell us and expand the discussion in future filings addressing the following:

* Address whether the company has charged off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented;
* If so, tell us the amount of the difference and corresponding reasons for the difference; and
* Explain the nature of the adjustments made to the appraisals received from independent third parties.




      * * * * * * * * * * * * *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing;   and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Christina Harley, at 202-551-3695 or Marc D. Thomas at 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434
with
any other questions.



						Sincerely,



						Michael Clampitt
						Senior Attorney